UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                    (Amendment No. 13)

                 M.H.Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                         55301Q
-----------------------------------------------------------
                     (CUSIP Number)

                     Gregg Giaquinto
              900 Third Avenue, Suite 200
                New York, New York 10022
-----------------------------------------------------------
      (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                       April 18, 2002
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                            [ ]

  The remainder of this cover page shall be filled out for
   a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 55301Q

1. Name of Reporting Persons
   S.S. or I.R.S. Identification No. of Above Person

   Electronic Trading Group, LLC

2. Check the Appropriate Box if a Member of a Group

      a. [ ]
      b. [ ]

3. SEC Use Only

4. Source of Funds

   WC - See Item 3

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

   [ ]

6. Citizenship or Place of Organization

   Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

    See Item 5

8. Shared Voting Power:

    See Item 5

9. Sole Dispositive Power:

    See Item 5

10. Shared Dispositive Power:

    See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    451,380 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    6.86% - See Item 5

14. Type of Reporting Person

    BD

CUSIP No.: 55301Q

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Robert Kanter

2. Check the Appropriate Box if a Member of a Group

   a. [ ]
   b. [ ]

3. SEC Use Only

4. Source of Funds

   N/A

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

              [ ]

6. Citizenship or Place of Organization

   U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

   See Item 5

8. Shared Voting Power:

   See Item 5

9. Sole Dispositive Power:

   See Item 5

10. Shared Dispositive Power:

   See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    451,380 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    6.86% - See Item 5

14. Type of Reporting Person

    IN

Electronic Trading Group, L.L.C. hereby amends and supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange
Commission (the "SEC") on April 27, 2000 as amended by
(i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No.
4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; (v) Amendment No. 5 dated as of
September 14, 2000 filed with the SEC on September 18,
2000; (vi) Amendment No. 6 dated as of September 26,
2000 filed with the SEC on September 28, 2000; (vii)
Amendment No. 7 dated as of November 28, 2000 filed with the SEC on December 1, 2000; (viii) Amendment No. 8 dated as of December 21, 2000 filed with the SEC on December 29, 2000; (ix) Amendment No. 9 dated as of December 29, 2000 filed with the SEC on January 5,
2001;(x) Amendment No. 10 dated as of April 26, 2001
filed with the SEC on May 2, 2001;(xi) Amendment No. 11 dated as of February 6, 2006 filed with the SEC on February 6, 2002;(xii) Amendment No. 12 dated as of February 12, 2002 filed with the SEC on February 13,
2002 (the "Schedule") as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

From February 7, 2002 to March 27, 2002 the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net sale of 76,500 shares through open market transactions at average daily prices ranging from $.34 to $.78 per share, for a net sale price of $42,131.00. 146,200 shares were purchased and sold through an investment account at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with sales.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

The Company beneficially owns, in the aggregate, 451,380 shares of the Issuer's Common Stock, which constitutes 6.86% of the Issuer's outstanding
Common Stock as of November 27, 2001, as disclosed in the Issuer's Form 10-Q filed on December 7,
2001. Of the 451,380 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and
(ii) the power to dispose or direct the disposition of all the shares.

Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

Of the 451,380 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

As shown in Addendum 1 hereto, from February 7, 2002 to March 27, 2002, the Company made a net sale of 76,500 shares of the Issuer's Common Stock in open market transactions.

Item 7. Material to be Filed as Exhibits

Item 7.1 of the Schedule is hereby amended by deleting "February 13, 2002" in the third line and inserting "April 18, 2002" in lieu thereof.


	Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

              Shares        Shares                    Average Price Per Share
Date          Purchased     (Sold)      Position       (Excluding commission)

02/07/02                    (3000)      524,880        .42
02/07/02                    (3000)      521,880        .43
02/08/02                    (800)       521,080        .40
02/08/02      5000                      526,080        .40
02/08/02                    (3000)      523,080        .40
02/08/02                    (5000)      518,080        .40
02/08/02      500                       518,580        .40
02/08/02      4500                      523,080        .40
02/08/02      2000                      525,080        .39
02/08/02      900                       525,980        .40
02/12/02                    (3000)      522,980        .41
02/14/02                    (4800)      518,180        .39
02/14/02                    (4000)      514,180        .39
02/21/02      900                       515,080        .37
02/21/02      2000                      517,080        .37
02/21/02      2000                      519,080        .36
02/21/02      2000                      521,080        .34
02/22/02                    (800)       520,280        .40
02/22/02                    (100)       520,180        .40
02/25/02                    (900)       519,280        .40
02/27/02                    (4000)      515,280        .40
02/28/02      100                       515,380        .40
03/01/02      1800                      517,180        .35
03/04/02      100                       517,280        .40
03/05/02      200                       517,480        .35
03/05/02      200                       517,680        .35
03/05/02                    (200)       517,480        .35
03/06/02                    (1000)      516,480        .40
03/07/02      100                       516,580        .40
03/11/02                    (3000)      513,580        .42
03/18/02                    (2000)      511,580        .48
03/18/02                    (1000)      510,580        .45
03/18/02                    (800)       510,780        .45
03/18/02                    (1000)      509,780        .45
03/18/02                    (1000)      508,780        .47
03/18/02                    (2000)      506,780        .49
03/18/02                    (2000)      504,780        .50
03/18/02                    (1900)      502,880        .51
03/18/02                    (1800)      500,080        .52
03/18/02                    (1000)      499,080        .55




03/18/02                    (100)       499,980        .57
03/18/02                    (900)       498,080        .57
03/18/02      100                       498,180        .57
03/19/02                    (2000)      496,180        .60
03/19/02                    (2000)      494,180        .61
03/19/02      1000                      495,180        .56
03/19/02      1000                      496,180        .52
03/19/02      1000                      497,180        .50
03/19/02      1000                      498,180        .50
03/19/02                    (3000)      495,180        .52
03/19/02                    (3000)      492,180        .53
03/19/02                    (2000)      490,180        .54
03/19/02                    (2500)      488,680        .51
03/19/02                    (2000)      486,680        .51
03/19/02      1000                      487,680        .54
03/20/02                    (5000)      482,680        .48
03/21/02                    (2000)      480,680        .50
03/25/02                    (1000)      479,680        .51
03/25/02                    (200)       478,480        .52
03/26/02                    (1000)      477,480        .52
03/26/02                    (1000)      476,480        .53
03/26/02                    (1000)      475,480        .54
03/26/02                    (1000)      474,480        .55
03/26/02                    (1000)      473,480        .56
03/27/02                    (1000)      472,480        .58
03/27/02                    (1000)      471,480        .59
03/27/02                    (1000)      470,480        .60
03/27/02                    (1000)      469,480        .61
03/27/02                    (1000)      468,480        .63
03/27/02                    (1000)      467,480        .64
03/27/02                    (1000)      466,480        .65
03/27/02                    (1000)      465,480        .66
03/27/02                    (1000)      464,480        .67
03/27/02                    (1000)      463,480        .68
03/27/02                    (1000)      462,480        .69
03/27/02      1000                      463,480        .68
03/27/02                    (1000)      462,480        .65
03/27/02                    (1000)      461,480        .71
03/27/02                    (1000)      460,480        .72
03/27/02                    (1000)      459,480        .73
03/27/02                    (1000)      458,480        .74
03/27/02                    (1000)      457,480        .74
03/27/02                    (1000)      456,480        .75
03/27/02      1000                      457,480        .73
03/27/02                    (1000)      456,480        .71
03/27/02                    (700)       456,780        .71
03/27/02      1000                      457,780        .71
03/27/02      1000                      458,780        .71
03/27/02                    (2500)      455,280        .70
03/27/02                    (2500)      453,780        .70
03/27/02                    (500)       452,280        .70
03/27/02      100                       452,380        .72




03/27/02      2000                      454,380        .70
03/27/02      2000                      456,380        .70
03/27/02                    (1000)      455,380        .76
03/27/02                    (1000)      454,380        .77
03/27/02                    (1000)      453,380        .78
03/27/02                    (1000)      452,380        .73
03/27/02                    (1000)      451,380        .74
___________________________________________________________________
Subtotal from
02/07/02 to   35500         (112000)
03/27/02

Aggregate
02/06/02
Position      527,880

Total as of   1,503,610     (1,052,230)  451,380       5.8583
3/27/02


SIGNATURE

	After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC TRADING GROUP, LLC

/s/
________________________
By: Robert A. Kanter

Title: Member Manager
Date: April 18, 2002

ROBERT A. KANTER

/s/
______________________
Date: April 18, 2002